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                                                                     Exhibit 4


                                       May 1, 1996


Tyree G. Wilburn
Executive Vice President
Community Health Systems, Inc.
155 Franklin Road, Suite 400
Brentwood, TN 37027

RE: CEO POSITION

Dear Ty:

    The purpose of this letter is to confirm our conversations about your status in the event the proposed sale of the Company fails to materialize.

    We have agreed (and the agreements set forth in this letter have been approved by the Executive, Compensation and Option Committees of the CHS Board of Directors) that if the Company has not entered into a binding agreement by July 30, 1996, with a third party pursuant to which the third party would purchase or otherwise acquire control of the Company, you will be promoted to President and Chief Executive Officer, Director and member of the Executive Committee of the Company and the Company will enter into the attached Fourth Amended and Restated Employment Agreement with you. If for any reason (other than an agreement by July 30, 1996 to sell the Company as set forth in the preceding sentence) the Company fails to enter into such Fourth Amended and Restated Employment Agreement, such failure shall constitute an "Event of Termination" pursuant to Section 3.4.1(a) of your present Third Amended and Restated Employment Agreement.

    We have also agreed that the options previously granted to you to purchase stock of the Company (the "Options") which would otherwise vest on or before April 30, 1998 are hereby amended to provide that notwithstanding any provisions therein to the contrary, in the event the closing price of the stock of the Company on the New York Stock Exchange on the date you exercise those Options (the "Exercise Date Stock Price") is below the closing price of the stock

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on the New York Stock Exchange on April 26, 1996, (the "Target Price") you shall be entitled to such number of additional shares at no additional cost as may be required to yield you the profit you would have realized had the market price been at the Target Price; in the event the Exercise Date Stock Price is above the Target Price, you shall be entitled to exercise only such number of shares at your exercise price as may be required to yield you the profit you would have realized had the market price been at the Target Price and the option for balance of the shares will be cancelled. If the Exercise Date Stock Price is below 75%, or above 125% of the Target Price, these changes to your options shall apply only to such 75% or 125% levels, as the case may be, and you shall be subject to the detriment or benefit, as the case may be, of changes in the Exercise Date Stock Price beyond such levels. The amendments set forth in this paragraph shall not be applicable (i) in the event you become President and Chief Executive Officer of the Company pursuant to the second paragraph of this letter or (ii) in the event the Company enters into a definitive agreement by July 30, 1996 to sell the Company.

    We have also agreed that during the period after the Company signs a definitive agreement pursuant to which a Change of Control will occur and prior

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to the date the actual Change of Control occurs, any termination of your employment without cause shall trigger the Change of Control vesting provisions of your options.

    If you are in agreement with the provisions of this letter, please sign and return the enclosed counterpart, thereby making this letter a contract binding on you and the Company.


                                            Sincerely yours,

                                            /s/ Richard E. Ragsdale

                                            Richard E. Ragsdale
                                            Chairman

                                            /s/ E. Thomas Chaney

                                            E. Thomas Chaney
                                            President and CEO


Agreed



/s/ Tyree G. Wilburn
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Tyree G. Wilburn